Integrity Global Partners Inc.

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $10,000 to a Maximum Amount of $124,000

Climate Impact Simple Agreement for Future Equity ("SAFE")

Discount: 20%

Post-Money Valuation Cap: $10,000,000

Unsecured Instrument

Minimum Investment: $750

Incremental Amounts of $100



Form C/Amendment April 2024

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Appendix 4 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

1

dc-1132710

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

The Company

Name of Company [1]

Integrity Global Partners Inc. ("Issuer" or "Company")

Address: 651 N. Broad St., Ste. 201 Middletown, DE 19709

Website: www.integrityglobalpartners.com

Number of Employees and Contractors: 8

Jurisdiction of Incorporation/Organization: Delaware, USA

Date of Inception: December 22, 2022

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

3

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Integrity Global Partners

Issuer

Cheri Sugal

C6BB153EE3374A2...

Signature

Cheri Sugal

Printed Name

Chief Executive Officer

Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Cheri Sugal

Chief Executive Officer

Cheri Sugal

C6BB153EE3374A2...

Signature

dc-1132710

Directors [4]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

Full Name	Current Board Position and title	Dates of Board Service	Principal Occupation
Cheri Sugal	Chief Executive Officer	12/22/2022 - current	Executive Officer

Other Position 1 at Issuer	Period of time
President	4/19/2023 - current

Other Business Experience in the Past Three Years			
Employer	Title	Principal Business of the Employer	Dates
Imperative Global Group	Co-Founder, Chief Technical & Investment Officer	Carbon Project Development	March 2022-August 2022
South Pole	Head of Structured Carbon Finance	Carbon Project Development & Advisory	May 2020 - Feb 2022
Cheri Sugal Consulting	Founder	Consulting, REDD+ Finance	Jan 2013 - May 2020
Terra Global Capital	Director, Africa & Latin America	Carbon Project Development & Finance	Mar 2010 - Jun 2013
Rainforest2Reef	Executive Director	International Conservation	Jan 2004 - May 2010
Conservation International	Senior Director, Global Conservation Fund	International Conservation	Jan 1995 - Jan 2002

Officers [5]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Cheri Sugal	Chief Executive Officer	12/22/2022 - current	Executive Officer

Other Position 1 at Issuer		Period of time	
President		4/19/2023 - current	

Other Business Experience in the Past Three Years			
Employer	Title	Principal Business of the Employer	Dates
Imperative Global Group	Co-Founder, Chief Technical & Investment Officer	Carbon Project Development	March 2022- August 2022
South Pole	Head of Structured Carbon Finance	Carbon Project Development & Advisory	May 2020 - Feb 2022
Cheri Sugal Consulting	Founder	Consulting, REDD+ Finance	Jan 2013 - May 2020
Terra Global Capital	Director, Africa & Latin America	Carbon Project Development & Finance	Mar 2010 - Jun 2013
Rainforest2Reef	Executive Director	International Conservation	Jan 2004 - May 2010
Conservation International	Senior Director, Global Conservation Fund	International Conservation	Jan 1995 - Jan 2002

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of April 25th, 2024, , who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

dc-1132710

Beneficial Owner Name	% of Voting Power Prior to Offering (fully diluted)	% of Voting Power After Offering (fully diluted)
Cheri Sugal	100%	100%

Table 2. Beneficial Owners ownership percentages as of April 25th, 2024

As described under Other Exempt Offerings below, on January 22, 2024 the Company issued an Amended Certificate of Incorporation and split the initial Common Stock into 8,000,000 Class A Voting Common Shares and 2,000,000 Class B Non-Voting Common Shares. The original Common Stock awards to Cheri, Karin and Edit became Class A Common Shares (5.5m out of 8m).

On April 25th, 2024, as a result of Company restructuring, the Company repurchased 3,000,000 of Common Stock Shares from Karin Berado and Edit Kiss, leaving outstanding awards of Class A Common Shares to Cheri Sugal of 2,500,000 out of 8,000,000. In addition, the Company awarded 1,000,000 Class B (non-voting) Common Shares to 3 current consultants at $0.077/share. As Cheri is the only Beneficial Owner currently holding Class A shares, her fully diluted percentage voting is 100% as is seen in the Company Capitalization Table.

The Business

Description of Business [7]

Integrity Global Partners Inc. ("**The Issuer**" or "**The Company**"), a Delaware corporation organized on December 22, 2022. is offering a minimum amount of $10,000 (the **"Target Offering Amount"**) and up to a maximum amount of $124,000 (the "**Maximum Offering Amount**") of Climate Impact Simple Agreement for Future Equity ("**SAFE**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $750 and investors may purchase Equity beyond the Minimum Purchase Amount in increments of $100. The Issuer reserves the right to amend the Target Offering Amount, the Maximum Offering Amount and Minimum Individual Purchase Amount, in its sole discretion.

Integrity Global Partners was founded by three carbon and climate finance veterans driven to take action in the fight against climate change by focusing on Nature-based Solutions (NbS) and projects that represent the highest possible quality and integrity. Our founders recognized that the market was being held back by several key issues: low-quality and low-integrity projects that extracted value away from communities and overstated climate impacts; the absence of pre-development funding to efficiently carry projects through comprehensive design and risk mitigation and deliver them into the financial markets; and a lack of financial expertise among project developers and robust technical

dc-1132710

expertise among many investors. Integrity is at the heart of our ethos, ensuring transparency, fairness, collaboration and honesty. We are a Global company, with our projects focused primarily in Africa, Latin America, the Caribbean and Asia, and our team based in London, Washington DC, San Francisco and Paris. Partnership is key to delivering collaborative solutions that draw on the best companies, technologies and expertise in mutually beneficial structures.

The Company was founded in large part to demonstrate a higher integrity approach to developing Nature-based Solutions (NbS) projects that addresses many of the technical and financial concerns plaguing these projects today, and has developed its own high-integrity framework that goes beyond the current standard practice, with the goal of delivering quality projects to the market and helping to rebuild trust in the supply of carbon credits from NbS projects. The Companies High Integrity Framework is aligned with the best practices of rating agencies, carbon standard setting organizations and the Integrity Council on the Voluntary Carbon Market (ICVCM), and aims to achieve exemplary standards regarding carbon baselines, technical implementation, and transparency around revenue sharing with communities and stakeholders, among other key performance indicators.

The Company connects institutional investors with the highest quality Nature-based Solutions (NbS) projects that reduce and avoid carbon emissions. The Company works closely with local developers around the world to ensure optimal impact for the environment and biodiversity, host countries, local communities, and for investors. Through our mission-centered approach and our dedication to comprehensive risk management, technical excellence and fair financial structures, we aim to resolve some of the key barriers in the market and to unlock fair and equitable capital at scale for NbS projects around the world.

The Company intends to use the net proceeds from this Equity offering to finance a community based reforestation, agroforestry and cookstove project in Northern Malawi. Specifically, we plan to return to Malawi in 2024 to lead a cookstove workshop with women's groups in the community in order to test different high-efficiency cookstoves and collaboratively design the cookstove rollout and implementation strategy. We also expect to apply proceeds toward conducting technical studies in order to build carbon and forest impact models, assessing the feasibility of integrating related water and renewable energy activities into the project design, develop a comprehensive multi-revenue stream financial model, and pay for legal and communications costs. The Use of Proceeds is described further in Section 10 below.

Integrity's founding team brought decades of experience and unparalleled expertise in designing, financing and implementing carbon and nature-based projects around the world. The Company has been working to support investors in the market to deploy significant capital into Nature-based Solutions. They have done this by *both* providing advisory support on construction of new funds for new entrants *and* by working on behalf of investors to assess project risks and financial returns on a portfolio of projects the Compan originated that are being developed by third-party project developers and implementation partners with our support on capital raising and execution.

8

An important part of the Company's offering to investors has been to support the execution of projects through financial and project management, ensuring long-term carbon credit delivery for the investors we represent. As the Company worked on both these services (fund construction and carbon credit delivery) for specific investors, they realized there was a perceived conflict of interest advising the investor where we had a long-term equity position in specific projects. Thus, the Company decided it was best to ensure objectivity on the advisory side of its business was to create a legally separate but affiliated entity called Integrity Capital Advisers in the UK, with a 'Chinese wall' to IGP, that will be able to better advise institutional investors, particularly new entrants in the market, on the development and construction of new funds (and will not benefit from investments into any projects). Thus, in March 2024, the Company created a separate but affiliated company "Integrity Capital Advisers," to provide advisory services to investors aiming to deploy capital into the carbon market.

Integrity Capital Advisers supports investors in fund structuring, and then enables Integrity Global Partners to place investment-ready projects with one of its institutional investment partners who have already shared their investment criteria and preferred structures.

Integrity Global Partners continues to work with investors to conduct in-depth due diligence and risk assessment on defined project opportunities, designs projects along-side project developers to optimize returns for investors and and then co-owns and operates projects to ensure on-going execution and carbon credit delivery along-side local partners. The Company serves as a project accelerator by bringing small amounts of early-stage development capital and direct staff support to manage feasibility analyses, risk assessments and mitigation strategies, financial forecasting, community benefit sharing mechanisms, conducting know-your-customer reviews and environmental, social and governance (ESG) analysis.

Through these critical bridging roles, supporting both investors and project developers, the Company enables projects to mitigate a very high risk period during their early development when they have started operations but have not yet started to earn revenues, by offering an efficient process to deliver high integrity climate projects at scale to the capital markets.

See Appendix 4. The Offering Page for more information.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

The Company was formed in late 2022 as a stand-alone corporation, and had no prior operating history. The Company has issued its first full-year financial statements following its fiscal year-end on December 31st 2023. The Company currently has no subsidiaries or legally affiliated entities.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Recent Criticisms of NbS Projects and Demand for Carbon Credits

A significant portion of Company revenue is projected to come from the sale of carbon credits sold on the Voluntary Carbon Market (VCM) or directly by Governments under Article 6 provisions of the Paris Climate Accord. These two markets are both very dynamic and experiencing a fair amount of volatility that may deter buyers and depress demand.

Many projects sold on the VCM are being questioned for their integrity, primarily due to outdated technical approaches to determining the amount of carbon that has been reduced from the atmosphere as a result of the project (i.e. inflated baselines) and a lack of transparency and fairness around how revenues from these projects were being shared with host countries and local communities. Other common criticisms relate to whether projects provide truly additional benefit beyond activities that would have occurred even in the absence of the carbon mechanism (additionality), and whether buyers are taking appropriate measures to reduce their carbon footprint before they seek to buy offsets.

In addition to the VCM, new rules are emerging for host country governments to sell credits directly to national buyers under Article 6 of the Paris Agreement. The rules and policies for this market segment are still emerging through successive rounds of negotiations at the UN Conference of Parties, with increasing adaptation occurring around the world. Despite these signals, it is possible that the demand for carbon credits from the Company's projects could be inconsistent.

Change in National Carbon Regulations

The Company works in countries throughout the Global South, and frequently the national governments lack clear policies for how they will recognize, permit and manage carbon resources. A few countries have announced temporary moratoriums on the exportation of carbon credits and others have put significant royalties in place. Despite these efforts, there is always a risk that a jurisdiction could decide to establish or change its carbon regulations in a manner that could hamper future project carbon revenues.

Breach of Contract

There is a possibility that there could be a breach of contract associated with projects or subscribers. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if the project investors or off-takers of carbon credits do not make payments in a timely manner or at all). Another example might be if other third party vendors or project implementation partners could not fulfill their contracts.

Project Delay Risk

The Company is engaged in project development and activities that are subject to significant delays. These delays can stem from various factors such as the time-consuming process of permit approvals, the need for subsequent financing, and the inherent timelines associated with nature-based activities like tree and crop growth. These factors can result in substantial project delays, which are a persistent risk in such projects.

Foreign Exchange Risk

The Company is involved in investments in foreign markets and frequently deploys capital in foreign currencies. Additionally, it sometimes expects loan or equity revenues in local foreign currencies. This exposes the Company to significant foreign currency exposure. As the company anticipates earning most of its revenues through the sale of carbon credits on global carbon markets, primarily in US Dollars or Euro, this creates a substantial foreign exchange risk.

Company Restructuring Risks

The Company has concluded negotiations on several agreements and is establishing distinct boundaries for its newly developed processes. Investors should be aware of potential risks associated with deviations from the Company's plan as outlined in the Separation and Collaboration Agreement. These deviations could affect the expected outcomes and projections shared with investors.

- As of April 25th, 2024 , the Company and the newly created entity Integrity Capital Advisers have agreed with the Company's current investors to split the Company's outstanding debt as follows: $166,666.67 will remain with the Company and $333,333.33 will be transferred to Integrity Capital Advisers. While all Parties are making progress towards a simple split of the Notes, as outlined, each of the Parties still need to agree to the amended terms and there is a risk that the new Notes will have different terms than the previous ones.
- According to the current Collaboration Agreement, Integrity Capital Advisers has been established to advise investors on creation of new funds and will not support deployment of capital into specific projects. The Collaboration Agreement has a one year term. Once the Agreement expires, there is a risk that Integrity Capital Advisers could compete with the Company on development and financing of projects.

12

- While the creation of the two independent entities is not within a longstanding business and has now been finalized; however the process of addressing unexpected issues can still lead to distractions as each entity works to establish its own operational framework and identity.

Crowdfunding General

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Precedent Risk in Regulation Crowdfunding

Regulation Crowdfunding (Reg CF) is characterized by a rapidly evolving regulatory landscape. The lack of established precedents in this area often leads to frequent modifications, including alterations in language, commitments, and legal statutes. It is important for investors to be aware of the potential risks associated with changes in the Reg CF that could impact this investment. While the Issuer aims to communicate effectively and promptly with Investors, it is possible that both Issuers and Investors may not be aware of potential regulatory impacts to the investment.

Investment In Personnel

The Investment in a security is also an investment in the founders or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company has a clear growth and hiring plan but has yet to hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Nascent and Evolving Industry

Despite having experienced industry professionals leading the Company, the industry is still relatively nascent and experiencing a period of active market and policy change. There is also limited proof of the Company's business model and unique approach to the market as a Development Company. There is no certainty of the number or persistence of project developers nor of carbon and NbS investors

interested in engaging with the Company. The Company will rely heavily on its existing network of both project developers and carbon and NbS investors and will need to continue to originate new pipeline projects and expand existing investor demand for its services to assure growth.

Limited Operating History

The Company and its pipeline of projects continue to be developed. The Company has limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on management of the Company.

Key Personnel

The success of the Company hinges on the expertise and capabilities of its board of directors, executive officers, and key employees. Critical to this success is the well-being of these individuals. Should any of them, including the Company's founders, encounter significant life events such as prolonged illness, disability, or personal loss, their performance and, consequently, the Company's future could be negatively impacted. Additionally, the Company's growth and day-to-day operations rely on attracting and retaining skilled personnel for various functions like marketing, sales, development, finance, legal, and more. However, there's a risk that the Company may face challenges in finding the right talent at the right time, or may make hiring errors. These challenges could potentially harm the Company's business prospects, financial stability, and overall operational outcomes.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition and could result in the complete loss of investment for the Investors.

dc-1132710

Liability Prone

While the Company follows its due diligence process, it may still be involved in lawsuits, including resource access, benefits and liabilities related to projects and financing, and personnel or contract matters. Any potential lawsuit can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could slow or stop project progress or cause damage to equipment and crop plantings in projects that the Company is involved in. Of particular concern with forestry and agriculture projects are fire, drought, and flood, which may cause unexpected replacement costs and negatively impact financial returns for the Company. While appropriate insurance policies will be assessed for equipment, natural disaster (including forest fires, parametric risk for floods and hurricanes, and coral reef insurance) and sovereign risk, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project, which could lead to the Company losing investment value or being unable to raise future funding for an impacted project.

Sovereign Risk

Many of the Company's projects are anticipated to be located in countries that have relatively high levels of sovereign risk including risks related to corruption, change of law, civil unrest and economic instability. Despite the Company's efforts to mitigate these risks through discussions with government policymakers, strong legal contracts and sovereign risk insurance, these risks cannot be fully mitigated. There is always the risk that some or all of the aforementioned sovereign risks have the potential to pose adverse outcomes on the Company's projects.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions such as a recession and depression, which could reduce the demand for carbon credits from corporations due to financial pressures, could reduce public sector spending on needed policy and regulatory activities required to strengthen the carbon markets, and could lead to greater volatility in carbon pricing, among other impacts that could constrain the Company's ability to grow sales and collect project revenue from its contracts. As a result, the Company could lose existing customers and may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise

such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment for an undefined period. . Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

dc-1132710

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Financial Controls for Small Companies

The Company likely does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

SAFE Risks

Indefinite or delayed conversion

The SAFEs issued in the Offering (also sometimes referred to herein as the "Securities") will convert to equity if the company raises an equity financing or may entitle the holder to a portion of Proceeds (as defined in the SAFEs) if the Company dissolves, liquidates or conducts a change of control, initial public offering, or direct listing as described in Section 1 of the SAFEs and subject to priority of recovery as described in Section 1(d) of the SAFEs. If that does not happen, the purchaser of the SAFE could own the

18

SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering or direct listing. If neither the conversion of the Securities nor a dissolution, liquidation, change of control, initial public offering or direct listing occurs, purchasers of SAFEs in this Offering ("Investors") could be left holding the Securities in perpetuity.

Lead Investor Risk

By assigning proxy voting rights to the Designated Lead Investor while the SAFE is outstanding or to the CEO after the SAFE converts to preferred equity, Investors surrender control over their shares. This proxy arrangement introduces several risks: (i) The CEO or Designated Lead Investor may prioritize the Company's interests over those of individual Investors, which may lead to decisions that align more with the Company's strategic goals rather than maximizing investor returns, (ii) the decisions made by the proxy are final and binding, and Investors who disagree have limited options for recourse, (iii) the proxy's authority persists even in cases of death, incompetency, disability, merger, or reorganization of the investor, which is an extended control that may subject investors to decisions that might become unfavorable over time due to changes in market conditions or company strategy, (iv) Investors are obliged to indemnify the proxy against losses, except in cases of gross negligence or willful misconduct, which could impose unexpected financial burdens on Investors, particularly if the proxy makes high-risk or unprofitable decisions, (v) the Company, its shareholders, and third parties may rely on the proxy's decisions without bearing any liability, (vi) decisions by the proxy are deemed as decisions of the Investor, impacting their investment strategy and portfolio without their direct input, which can alter the risk profile and expected returns of this investment, potentially conflicting with the Investor's original objectives. See Section 5 "Irrevocable Proxy" in the Subscription Agreement for more details.

No Voting Rights

The SAFE holder has no rights to vote on any matters related to the Company while the SAFE is outstanding and the holder will not be able to vote upon any matters of the Company. The SAFE Holder will have no ability to control the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders

who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, a direct listing, or an initial public offering, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back or any additional return. SAFE holders have priority over common stock outstanding at the time of the event for a payout and on par with other SAFE holders, convertible note holders and preferred stock; once the SAFE has converted, the holder will have the same liquidation or dissolution status as the equity triggering the conversion, which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFEs may be entitled to a return of the principal amount invested. Despite such contractual provisions in the SAFEs, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event (i.e., a change of control, direct listing, or initial public offering), may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in unpredictable amounts and at unpredictable times. Such dilution may reduce the Investors' economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally,

additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities or of equity securities issued upon conversion of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term or indefinite hold

The SAFE has no maturity date. Hence, the holder could be forced to hold a SAFE indefinitely. As there is no public market, and there may never be one, along with other transfer restrictions, the Investor is unlikely to be able to sell their Security. The Investor must therefore bear the economic risks of its investment for an indefinite period of time.

No right to Specific Payment; No Right to Control Dividends

Unlike a debt holder, a SAFE investor is not entitled to any specific payment. Before dividends are paid to an equity holder (including a holder of equity securities issued from the conversion of the SAFEs), the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, with no voting rights, the holder will not have any ability to influence the payment of dividends and will have only limited rights in connection with potential dividends by the Company.

Valuation Risk

There is no present market for the SAFEs and the Company has not conducted a third-party valuation to set the offering price of the SAFEs or the Post-Money Valuation Cap or Discount Price (collectively, the "Offering Price") applicable to the SAFEs. The Offering Price was not established in a competitive market thus the price has been set for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering Price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold regardless of the price. The economic terms of the SAFEs have not previously been validated by any arm's lengths transactions in which any other third-party has purchased a SAFE on such terms from the Company prior to the Offering, and the Company may, in the future, conduct additional issuances of SAFEs on economic terms more preferable to future investors than the economic terms of the

Offering.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the Investor may be unable to sell the SAFEs, and, if converted, the equity interests issued upon conversion of the SAFEs. No transfer of the SAFEs or, if converted, the equity securities issued upon conversion of the SAFEs, may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if the SAFEs are converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If the SAFEs are converted to equity interests, Rule 144, which permits the resale of certain equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the Investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the Security.

Risks Related to Minority Ownership Factors [22]

Holders of a SAFE will have no equity in the Company unless and until such SAFE is converted into

22

preferred stock, which will only happen upon a successful close of a subsequent equity financing in which the Company sells preferred stock at a fixed valuation (an "Equity Financing"). Assuming future conversion, Investors are likely to have minority ownership positions and no voting rights.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities — The Company hopes to issue preferred shares to subsequent investors in an Equity Financing which, if it occurs while the SAFEs are outstanding, will trigger the conversion of the SAFEs to the same series of preferred shares as the Company hopes to sell in the Equity Financing, or to a "shadow series" of such preferred shares having rights identical to the preferred shares except that they will comply with Reg CF restrictions and they will be nonvoting. The Company may subsequently issue additional series of preferred shares after conversion of the SAFEs, and such preferred shares may have a liquidation preference superior to the prior series of preferred shares.

A sale of the Company or of assets of the Company — As noted in the form of the SAFE set forth in Appendix 3 (also referred to as the "Subscription Agreement"), if there is a Liquidity Event before the termination of the SAFE, the SAFE holder will automatically be entitled (subject to the liquidation priority set forth in the Subscription Agreement) to receive a portion of Proceeds (as defined in the SAFE), due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock of the Company equal to the Purchase Amount divided by the Liquidity Price (as defined in the SAFE). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. A Liquidity Event is defined as a Change of Control, a Direct Listing or an Initial Public Offering (each as defined in the SAFE). See Appendix 3 for further definitions.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the SAFE. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

The Offering

Purpose [9]

The Company desires to:

1. Expand awareness of our business and rally support around our mission.

2. Raise funds to support early-stage development of community-led reforestation, agricultural land management and cookstove projects in northern Malawi.

3. Offer our networks a chance to invest directly in our business and become engaged long-term in our company journey.

4. Give more people access to impact investing through Raise Green's crowdfunding platform.

Use of Proceeds [10]

The crowdfunding raise will progress project development by funding:

- multiple cookstove field workshops to test different models,
- data collection and the development of financial and technical feasibility studies,
- the establishment of local entity and governance controls, and
- marketing and communications around the target project and additional Company activities.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**10,000**	**100%**	**124,000**	**100%**
Less: Raise Green Service Fees	700	7%	8,680	7%
Net Proceeds	**9,300**	**93%**	**115,320**	**93%**
Less: Cookstove field workshop	0	0%	32,500	26%
Less: Third-party project costs	0	0%	35,000	28%
Less Project design & analysis	0	0%	29,220	24%
Less: Legal	4,650	47%	9,300	8%
Less: Marketing & Communications	4,650	47%	9,300	8%
Total Use of Net Proceeds	**9,300**	**93%**	**115,320**	**93%**

The Company will use the Target Offering Amount for the following:

dc-1132710

The Company will apply proceeds following the 7% Raise Green service fee such that an estimated 47% is applied to legal and 47% to marketing and communications costs, which are costs to the Company directly related to the crowdfunding raise.

The Company will use the Maximum Offering Amount for the following:

The Company will apply proceeds following the 7% Raise Green service fee such that approximately 26% of proceeds will be applied to conduct the cookstove field workshop, 28% to third party project costs largely related to conducting a pre-feasibility study and to establishing the in-country entity, 24% to costs related to project design and financial analysis, and 8% combined on legal and on marketing and communications costs. The Company will not use any proceeds from this crowdfund raise to repay debt or make any interest payments.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has not made use of any written communication or broadcast script to test the waters.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

See Appendix 1

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights? No

Are there any limitations on any voting rights? The holders of the SAFEs are not entitled to vote on any matters pertaining to the Company.

Modification of Terms [16]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, any provision of the SAFEs issued in this Offering may be amended, waived or modified by written consent of the Company and either the (i) Investor, or (ii) the Designated Lead Investor, or (iii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii) and (iii): (A) the Purchase Amount, Discount Rate, and Post-Money Valuation Cap may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable groups of Safes.

 See Appendix 1 and Appendix 3 for more information.

Restrictions on Transfer

See Appendix 1

The Company requires written consent in advance of any transfer whether in the first year or thereafter. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Common Stock Class A-Shares	8,000,000 shares	2,500,000 shares	Yes	n/a

dc-1132710

Common Stock Class B-Shares	2,000,000 shares	1,000,000 shares	No	n/a

Table 3. Capital Structure as of April 25th, 2024

Limitation and Dilution of Rights [18]

The rights of any SAFE issued under this Offering will automatically convert into share of preferred stock in connection with the first Equity Financing for preferred stock closed by the Company subsequent to the Offering (while the SAFEs remain outstanding) on the same terms as cash investors in the Equity Financing except that (i) SAFE investors under this offering will receive the greater of the lowest price per share of the equity interest multiplied by the Discount Rate, or the price per share of the post-money valuation divided by the Company valuation. The SAFEs issued in this Offering may (a) require additional information from the Investor and commitments related to the accuracy of such information, as well as an obligation to update such information (as set forth in Sections 4(e), 4(f), 4(g), and 4(h) of Appendix 3); (b) contain the consent of each party to the SAFE to the jurisdiction of all federal and state courts in California and an agreement that venue shall lie exclusively in California, for all claims and disputes arising out of or relating to the SAFE; (c) require the Investor to indemnify the Company, its owners, Raise Green, and the other SAFE holders together with their respective officers, directors, employees, agents, affiliates, successors and permitted assign in connection with breaches of the Investor's representations and warranties in the SAFE or other Offering Disclosure Documents (as set forth in Section 5(h) of Appendix 3), and (d) contain modified transfer restrictions as set forth in Appendix 2 to the SAFE. In order to facilitate communication and administration of SAFE holder rights above, the Company shall designate a lead investor (the Designated Lead Investor) from the group of all SAFE holders after the Closing Date. In selecting the Designated Lead Investor, the Company will seek a representative who demonstrates an adequate understanding of financial instruments and an ability to communicate effectively. It is intended that the Designated Lead Investor could receive early information about the Company in order to communicate with all SAFE holders, but it is not intended that the Designated Lead Investor would have any disproportionate rights over any other SAFE holder. Once the Designated Lead Investor is identified, the Company will notify all SAFE holders.

The shares of the first series of preferred stock sold by the Company are expected to have liquidation preferences superior to the Company's common stock as is typical of such preferred stock financings, with specific terms to be determined upon the issuance of such shares, however converted SAFE holders under this Offering will not have voting control compared to major new preferred stock investors.

The Company may issue additional SAFE agreements beyond the scope of this offering, or may pursue

27

dc-1132710

additional crowdfunding raises through Raise Green prior to closing its first round of preferred stock financing. The Company may issue Notes in the future, and if so, such debt instruments would have senior liquidation preferences to SAFE holders or any outstanding stock.

The existing Common Stock of the Company has all typical rights of shares of stock in a Delaware corporation (including, without limitation and as applicable, voting rights, rights to pro rata distribution of Company statutory information rights applicable to stockholders). The SAFEs sold in the Offering have none of the foregoing rights other than limited rights with respect to dividends on the Common Stock of the Company as stated in Section 5(c) of the SAFEs, limited information rights pursuant to Regulation CF as described in this Form C, and the rights of SAFE holders expressly stated in this Form C.

Differences Among Classes of Securities [19]

Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)

No

Rights of Principal Shareholders [20]

Class A Common Stockholders (Principal Shareholders) have all of the voting stock of the Company. Accordingly, the Principal Shareholders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its obligations. SAFE holders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

A Simple Agreement for Future Equity (SAFE) is an instrument that converts to future equity under certain circumstances. In the case of this Offering the future equity will be preferred stock issued at a 20% discount to the price per share of the first round of preferred stock or at a price per share based on the Post-Money Valuation Cap as described in the following paragraph. The SAFE bears no interest and has limited liquidity.

Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues shares of preferred stock at a fixed valuation, the SAFE shall convert into the same type of preferred stock issued in such financing (or a separate share class for SAFE holders with no voting rights but with rights equivalent to such preferred stock with appropriate adjustment for the original issue price and liquidation preference of such interests and change or limitations as may be

necessary or advisable to enable the Company to comply with Regulation CF) at a price per share equal to the lesser of the price implied by (i) a $10,000,000 post-money valuation cap (the "Valuation Cap"), or (ii) a twenty percent discount to the price per share paid by investors in such Equity Financing. The Company has not conducted a third-party valuation in connection with the Offering. The SAFE bears no interest and has limited liquidity. In a liquidity or dissolution event of the Company, the SAFE is intended to operate like a standard preferred equity instrument.

Outstanding Indebtedness [24]

The Company had the following outstanding material debts.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
$300,000	8%	7/31/2026	Convertible Notes - 1st Offer. Conversion occurs upon the Company raising $3M in net financing. Conversion includes principal plus accrued interest, at the greater of a 20% discount to the equity financing price per share, or a $10 million Valuation Cap.
$200,000	8%	9/6/2026	Convertible Notes - 2nd Offer. Conversion occurs upon the Company raising $3M in net financing. Conversion includes principal plus accrued interest, at the greater of a 20% discount to the equity financing price per share, or a $10 million Valuation Cap.

Table 4. Material indebtedness of the Issuer as of April 25th, 2024

As of April 25th, through a Separation and Collaboration Agreement, the Company and the newly created entity Integrity Capital Advisers, have agreed with the Company's current investors to split the Company's outstanding debt as follows: $166,666.67 will remain with the Company and $333,333.33 will be transferred to Integrity Capital Advisers.

Other Exempt Offerings [25]

The Company issued Convertible Notes relying on a Reg D exemption in the amount of $300,000 in July 2023 and $200,000 in September 2023. Proceeds from these offerings were used for general operations and establishment costs.

As of April 25th,, through a Separation and Collaboration Agreement, the Company and the newly created entity Integrity Capital Advisers, have agreed with the Company's current investors to split the Company's outstanding debt as follows: $166,666.67 will remain with the Company and $333,333.33 will

be transferred to Integrity Capital Advisers. The Company, Integrity Capital Advisers and the Investors are currently negotiating new terms for the Convertible Notes.

Initial Common Stock distributions described above on 4/19/2023 to Cheri at $0.00001/share, Karin at $0.00001/share, and Edit at $0.00001/share were issued under a 4(a)2 exemption. On January 22, 2024 the Company issued an Amended Certificate of Incorporation and split the initial Common Stock into 8,000,000 Class A Common Shares and 2,000,000 Class B Common Shares. The original Common Stock awards to Cheri, Karin and Edit became Class A Common Shares (5.5m out of 8m).

On April 25th, 2024, based on a Separation and Collaboration Agreement, the Company Repurchased 3m Common Stock Shares from Karin and Edit, leaving outstanding awards of Class A Common Shares to Cheri of 2.5m out of 8m. In addition, the Company awarded 1,000,000 Class B Common Shares to current consultants at $0.077/share, and received corresponding Promissory Notes in the amount of $77,000.00. These Promissory Notes are due and payable upon the holder's sale, liquidation or redemption of the Class B Common Shares.

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company (including the amount of this raise) during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

The Company has no related party transactions.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS

FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

The Company was incorporated under the laws of the state of Delaware in December 2022, and received initial funding in July and September 2023. The initial investors, contributing both capital and valuable in-kind expertise, are Energy Changes, an Austrian based expert in community based cookstoves and renewable energy solutions, and Gaia Environmental, a Singaporean carbon market broker. These investors are expanding the Company's access to investors, credit offtakers, project technical expertise and concessionary funding solutions. The Company's first financial statement is effective as of September 30, 2022.

Current Condition and Historical Results [28]

CEO Cheri Sugal has been developing the Company's business plan since late 2022 and building the Company's name recognition, story and partner hub since September 2022. Joined by co-founders Karin Berardo and Edit Kiss in early 2023, the Company has rapidly developed its business strategy, financial and technical partner relationships and projected pipeline. Prior to closing initial funding in July and September 2023, all costs related to launching the Company were borne by the co-founders. Since closing funding, the Company has accelerated the rate of project development, including a site visit to Malawi and other projects in east Africa, where the Company progressed its on-the-ground work with project partners, and also met with new investors and new potential project developers. Initial funding also allowed the co-founders to begin to earn a salary, at a significantly reduced rate, and to engage an investment associate and financial associate.

In March 2024, the Company responded to a need in the market and created a separate but affiliated company "Integrity Capital Advisers," to provide advisory services to new market entrants aiming to deploy capital into carbon projects. Integrity Capital Advisers and Integrity Global Partners will work collaboratively to bring new sources of capital into the market. In order to fulfill the Company's business plan, it projects that it will need to grow staff to ten people by the end of 2024, and raise additional capital to pay for project development and project finance costs, and for operational overhead. This strategy is described in greater detail below.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

31

The Company was registered in December 2022, and closed its first pre-seed funding in the third quarter of 2023. As of February 29, 2024, the Company held $33,996.90 in cash, and $27,380 in accounts receivable for advisory services delivered. The Company does not have any current debt service obligations, considering that the Convertible Notes will only pay interest upon maturity in two and a half years or convert the interest into equity, leaving all cash available for costs related to general overhead and project related expenses.

The Company expects to execute additional services agreements for early stage project development in the second quarter of 2024 for at least $250,000.

The Company is currently negotiating four additional types of capital that will significantly change the Company's current liquidity position: (1) Strategic consulting opportunities; (2) HeadCo equity financing via convertible notes; (3) early-stage project finance, or development services agreements; and (4) Project financing into Special Purpose Vehicles (SPVs).

Strategic consulting assignments enable short term cash flow into the company, while providing opportunities for longer engagement with projects or portfolios of projects.

The HeadCo equity raise anticipated by end of year will be a $3 million equity raise that will convert current convertible note and the CF Safe holders into equity in the Company. HeadCo funding provides the Company with flexible capital to build the team and operational infrastructure, while investing directly in the early stage of pipeline origination and the earliest phases of project pre-development so that the Company builds value in its pipeline projects prior to delivering them to investors.

For the second capital activity, development services agreements are binding agreements where an investor provides early stage project development funding to the Company of approximately $250-300,000 per project in exchange for receiving a first right option or prepayment of future carbon credits to be issued from the proposed projects. This future prepayment might be structured as a verified emissions reduction purchase agreement (VERPA), or similar investment instrument as determined through the pre-development process, which typically lasts up to twelve months. Currently, several of these service agreements under negotiation are projected to close in the first quarter of 2024, which will contribute to the Company's near-term value creation.

Finally, through the SPV funding, institutional investors typically invest US$5 - 30 million into projects, through project finance, private equity, or a VERPA or similar instrument. Upon securing SPV financing, the Company expects to realize a success fee payment based on the amount of project financing raised, which is typically expected to be US$5 - 30 million per project. The Company also projects to maintain a minority equity interest in the projects after financing, which will provide a source of long term cash flow and value appreciation for equity holders.

How fast will the Company use its current cash resources?

The Company currently averages $30,000 per month in general operating expenses, which indicates that it will deplete its cash position by the end of May 2024 if no other service fees, prepayment agreements or investment capital is raised. However, based on the Company's current pipeline of investment opportunities, the company expects to close approximately $100,000 in short-term consulting assignments and another $250,000 in early-stage project development funding in the second quarter of 2024 and is planning a $3M equity raise by the end of 2024.

How will funds from this raise affect your liquidity position?

This crowdfunding raise will allow the Company to pay for critical early project development costs, including third-party costs and some Company personnel costs for time spent on the target project. By progressing project development activities in Malawi, the project will increase its attractiveness to a potential investor and accelerate and expand project finance options for the project, while also extending the Company's positive liquidity into the third quarter of 2024 in the event that the Company raises no additional funding.

All projections in the narratives listed in this section are forward-looking and not guaranteed.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in predicting the success of the crowdfund raise, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our business strategy in Malawi. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital for this project in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

The Company expects to close equity investments into the Company's HeadCo of up to $3 million by the end of 2024, based on current discussions underway with investors. Based on the Company's current pipeline of projects and expected revenues, the Company estimates a valuation of between $12-14M.

A $3M equity investment into the Company's HeadCo will enable the Company to develop another 10 projects off of its own balance sheet (roughly $300K per project) and develop and manage a priority pipeline of 10 projects over the next 12 months, while continuing to cultivate a larger pipeline of prospects of over 60 projects. Once the Company's priority 10 projects are ready for investment, the Company would aim to secure investments ranging from $5-30M into project-specific SPVs.

Is the Company dependent on the capital resources described above?

Yes, the Company must raise additional capital in order to continue operations, fulfill commitments to project developers and communities beyond the Malawi project, and achieve its growth objectives.

Financial Statements and Operation Discussion

Unaudited Financial Statements *

	As of December 31st 2023	Prior Fiscal year-end: 2022	*
Total Assets:	133,180.75	0	
Cash & Cash Equivalents:	131,404.85	0	
Accounts Receivable:	27,238	0	
Short-term Debt:	22.40	0	
Long-term Debt:	500,000*	0	
Revenues/Sales:	30,732.73	0	
Cost of Goods Sold:	0	0	
Taxes Paid:	0	0	
Net Income:	-412,095.07	0	
# Employees	1	0	

*Note that the as of April 25th, , through a Separation and Collaboration Agreement, the Company and the newly created entity Integrity Capital Advisers, have agreed with the Company's current investors to split the Company's outstanding debt as follows: $166,666.67 will remain with the Company and $333,333.33 will be transferred to Integrity Capital Advisers. The Company, Integrity Capital Advisers and the Investors are currently negotiating new terms for the Convertible Notes.

The Company currently has 1 team member in the US who is on salary, 1 team member in the US, and 1 team member in the UK who are currently full-time contractors and will be changed to salaried personnel once additional funding is raised. The company works with roughly 5 other part-time contractors on a regular basis.

The Company launched its website and formally announced operations in April 2023, and closed $500,000 in pre-seed funding in Q3 2023.

As of December 31st 2023 of the pre-seed funding raised, approximately $64,000 were applied to legal and formation costs, another $60,000 to brand development and marketing, $117,000 in a combination of salaries and contractor payments to team members, and $82,000 to travel, including to meet with investors and attend industry conferences, and to visit project sites to secure and progress pipeline projects.

With the Company now established, including having a core team, operational infrastructure in place, and a growing pipeline, the Company expects that it can generate short-term consulting and project development fees, and secure additional investment, in 2024, and will generate revenues from long-term investments into projects in the first half of 2025. As a result, it anticipates having positive Net Income by the second quarter of 2024. With positive Net Income, the Company expects to reinvest in its pipeline projects, enabling it to create greater project value prior to closing future project finance.

On January 30, 2024 the Company awarded 1,000,000 of new Class B Common Shares and received corresponding Promissory Notes in the amount of $77,000.00. These Promissory Notes are due and payable upon the holder's sale, liquidation or redemption of the Class B Common Shares.

All projections in the narratives listed in this section are forward-looking and not guaranteed.

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

If successful in this offering, the Company will conduct a cookstove field test and data collection visit to Malawi in Q2 2024 to enable the completion of a feasibility study and investment offering memorandum for investors for the Malawi project in Q1 2025.

The Company also expects to raise approximately $3 million in investment capital in the second half of 2024, which may include up to $1 million in additional Convertible Notes to the Company to fund early stage development of a broader group of pipeline projects. . With this additional funding, the Company will be able to convert several key contractors to full-time employment, and hire several key technical, origination, financing and administrative roles. In addition, the additional funds will enable the Company to manage project development costs on 10 priority projects, with the aim to build organizational infrastructure to close financing into SPVs and deliver up to ten high-integrity projects to investors next year.

Is the Company's viability dependent on the Offering?

The Company's short-term viability is improved through the Offering, but over the long-term, the Company's viability is not dependent on the Offering. See the Statement on Liquidity for further discussion on the Company's cash position.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers (less than $124,000; $124,000 - $618,000; more than $1,235,000); for first-time issuers the second tier is from $124,000 - $1,235,000]

2023 Tax Return Information [Only required for raises at or below $124k]

Total Income	Taxable Income	Total Tax
29,238	-375,909	0

[Mandatory Principal Executive Officer Certification Language]

I, Cheri Sugal, certify that:

(1) the financial statements of December 31st 2023 included in this Form are true and complete in all material respects

DocuSigned by:

Cheri Sugal

C6BB153EE3374A2...

Cheri Sugal
Chief Executive Officer

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

All questions were answered "No".

Other Material Information [31]

The Company has no other material information to provide.

dc-1132710

Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000. Raise Green may charge the Issuer a transaction processing fee that will depend on the funds raised, and will be disclosed at the end of the Offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to

cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the

dc-1132710

Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of any pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note

42

shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 - Financial Statements

dc-1132710

Integrity Global Partners Inc.
Statement of Cash Flows
December 2022 - December 2023

	31-Dec-23		31-Dec-22	
OPERATING ACTIVITIES				
Net Income	412,095.07		0.00	
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Accounts receivable (A/R)	0.00		0.00	
Accounts Receivable (A/R) - EUR	0.00		0.00	
Uncategorized Asset	0.00		0.00	
Accounts Payable (A/P)	30,732.73		0.00	
Accounts Payable (A/P) - GBP	0.00		0.00	
CC 2597_CEO	13,738.99		0.00	
CC 2597_CEO:CORP CC - 1327 (Sub of 2597)	2,072.68		0.00	
CC 2597_CEO:Parent CORP CC - 2597_CS	-5,890.15		0.00	
CC 8136_CFO	0.00		0.00	
CC 8136_CFO:CORP CC - 6508 (Sub of 8136)	77.50		0.00	
CC 8136_CFO:CORP CC - 8136_KB	4,466.67		0.00	
Short-term loans from shareholders	22.40		0.00	
Long-term loans from shareholders	500,000.00	(1	0.00	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	545,220.82	$	0.00	$
Net cash provided by operating activities	133,125.75	$	0.00	$
INVESTING ACTIVITIES				
Long-term office equipment	-1,775.90		0.00	
Net cash provided by investing activities	1,775.90	-$	0.00	$
FINANCING ACTIVITIES				
Common stock	55.00		0.00	
Net cash provided by financing activities	55.00	$	0.00	$
Net cash increase for period	131,404.85	$	0.00	$
Cash at end of period	131,404.85	$	0.00	$

Notes on Cash Flows
1) Represents Convertible Notes held by Energy Changes (300,000) and Gaia Environment (200,000). 2) Payment for stock purchases from Cheri Sugai (25.00), Karin Berardo (15.00) and Edit Kiss (15.00).

Integrity Global Partners Inc.
Balance Sheet
As of December 31, 2023

		31-Dec-23		31-Dec-22
ASSETS				
Current Assets				
Bank Accounts				
NEW Checking - 1611		131,200.02		0.00
OLD Business Checking - 9050		204.83		0.00
Total Bank Accounts	$	131,404.85		
Accounts Receivable				
Accounts receivable (A/R)		0.00		0.00
Accounts Receivable (A/R) - EUR		0.00		0.00
Total Accounts Receivable	$	0.00		
Other Current Assets				
Uncategorized Asset		0.00		0.00
Total Other Current Assets	$	0.00	$	0.00
Total Current Assets	$	131,404.85	$	0.00
Fixed Assets				
Long-term office equipment		1,775.90		0.00
Total Fixed Assets	$	1,775.90	$	0.00
TOTAL ASSETS	$	133,180.75	$	0.00
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable (A/P)		30,732.73		0.00
Accounts Payable (A/P) - GBP		0.00		0.00
Total Accounts Payable	$	30,732.73	$	0.00
Credit Cards				
CC 2597_CEO		13,738.99		0.00
CORP CC - 1327 (Sub of 2597)		2,072.68		0.00
Parent CORP CC - 2597_CS		-5,890.15		0.00
Total CC 2597_CEO	$	9,921.52	$	0.00
CC 8136_CFO		0.00		0.00
CORP CC - 6508 (Sub of 8136)		77.50		0.00
CORP CC - 8136_KB		4,466.67		0.00
Total CC 8136_CFO	$	4,544.17	$	0.00
Total Credit Cards	$	14,465.69	$	0.00
Other Current Liabilities				
Short-term loans from shareholders		22.40		0.00
Total Other Current Liabilities	$	22.40	$	0.00
Total Current Liabilities	$	45,220.82	$	0.00
Long-Term Liabilities				
Long-term loans from shareholders		500,000.00		0.00
Total Long-Term Liabilities	$	500,000.00	$	0.00
Total Liabilities	$	545,220.82	$	0.00
Equity				
Common stock		55.00		0.00
Retained Earnings				
Net Income		-412,095.07		0.00
Total Equity	-$	412,040.07	$	0.00
TOTAL LIABILITIES AND EQUITY	$	133,180.75	$	0.00

Notes to Balance Sheet
1) Balance from checking account ending 9050 was transferred to new checking ending 1611 due to security breach 2) Current liabilities reflect payments due and processed December 31st for professional services and travel expenses as well as minor expenses for monthly web site maintainance, microsoft 365 and IT support. 3) Long-term liabilities are Convertible Notes from note holders, Energy Changes and Gaia Environment.

Integrity Global Partners Inc.
Profit and Loss
January - December 2023

	31-Dec-23		31-Dec-22
Income			
Services	29,238.30		0.00
Total Income	$ 29,238.30	$	0.00
Gross Profit	$ 29,238.30	$	0.00
Expenses			
Advertising & marketing	9,383.53		0.00
Conferences	162.00		0.00
Design & Branding	23,442.39		0.00
Memberships & subscriptions	25,896.73		0.00
Total Advertising & marketing	$ 58,884.65	(1 $	0.00
Business licenses	1,030.50		0.00
Employee benefits			
Health insurance & accident plans	6,709.37		0.00
Total Employee benefits	$ 6,709.37	$	0.00
General business expenses			
Bank fees & service charges	3,282.46		0.00
Employee Development	1,399.41		0.00
Total General business expenses	$ 4,681.87	$	0.00
Interest paid	432.32		0.00
Legal & accounting services			
Legal Fees	64,494.97		0.00
Total Legal & accounting services	$ 64,494.97	(2 $	0.00
Meals and Entertainment	8,681.60		0.00
Entertainment	272.30		0.00
Total Meals and Entertainment	$ 8,953.90	$	0.00
Office expenses			
Office supplies	1,331.40		0.00
Shipping & postage	111.88		0.00
Software & apps	11,537.05		0.00
Total Office expenses	$ 12,980.33	$	0.00
Payroll expenses			
Salaries & wages	82,311.12		0.00
Total Payroll expenses	$ 82,311.12	$	0.00
Professional Services	101,361.52		0.00
Stipends	15,412.00		0.00
Total Professional Services	$ 116,773.52	$	0.00
Supplies			
Supplies & materials	110.81		0.00
Total Supplies	$ 110.81	$	0.00
Travel	238.29		0.00
Airfare	29,852.76		0.00
Ground Transport	8,200.89		0.00
Lodging	43,464.00		0.00
Visas	428.70		0.00
Total Travel	$ 82,184.64	(3 $	0.00
Uncategorized Expense	0.00		0.00
Utilities			
Internet & TV services	143.65		0.00
Phone service	194.09		0.00
Total Utilities	$ 337.74	$	0.00
Vehicle			
Parking & tolls	990.00		0.00
Vehicle gas & fuel	27.63		0.00
Total Vehicle	$ 1,017.63	$	0.00
Total Expenses	$ 440,903.37	$	0.00
Net Operating Income	-$ 411,665.07	$	0.00
Other Expenses			
Unrealized Gain or Loss	0.00		0.00
Exchange Gain or Loss	430.00		0.00
Total Other Expenses	$ 430.00	$	0.00
Net Other Income	-$ 430.00	$	0.00
Net Income	-$ 412,095.07	$	0.00

Notes to Profit & Loss
1) Advertising and marketing includes web site and brand guidelines, industry memberships and
subscriptions, as well as marketing for Raise Green campaign; 2) legal services include company set
up, raising pre-seed capital including drafting of Convertible Notes, stock allocations, and registration
of company trade-mark; 3) travel expenses include site visits to 2 projects in Africa (Malawi, Uganda)
for 3 people, capital raising and promotion of the company at industry conferences

AMENDED AND RESTATED BYLAWS

OF

INTEGRITY GLOBAL PARTNERS INC.,

a Delaware corporation

TABLE OF CONTENTS

AMENDED AND RESTATED BYLAWS

OF

INTEGRITY GLOBAL PARTNERS INC.

ARTICLE I

Offices

Section 1.1   Registered Office.

The registered office of the corporation in the State of Delaware shall be in the City of Middletown, County of New Castle.

Section 1.2   Other Offices.

The corporation shall also have and maintain an office or principal place of business at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

Stockholders' Meetings

Section 2.1   Place of Meetings.

(a)   Meetings of stockholders may be held at such place, either within or without the state of Delaware, as may be designated by or in the manner provided in these Bylaws or, if not so designated, as determined by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by paragraph (b) of this Section 2.1.

(b)   If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(1)   Participate in a meeting of stockholders; and

(2)   Be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (B) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings,

and (C) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

(c)   For purposes of this Section 2.1, "remote communication" shall mean electronic mail or other form of written or visual electronic communication satisfying the requirements of Section 2.11(b).

Section 2.2   Annual Meetings.

Unless directors are elected by written consent in lieu of an annual meeting as permitted by Section 211(b) of the Delaware General Corporation Law, the annual meetings of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors, or, if not so designated, then at 9:00 a.m. on May 20 in each year if not a legal holiday, and, if a legal holiday, at the same hour and place on the next succeeding day not a holiday. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however,* that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.3   Special Meetings.

Special Meetings of the stockholders of the corporation may be called, for any purpose or purposes, by the Chairman of the Board or the President or the Board of Directors at any time. Upon written request of any stockholder or stockholders holding in the aggregate one-fifth (20%) of the voting power of all stockholders delivered in person or sent by registered mail to the Chairman of the Board, President or Secretary of the Corporation, the Secretary shall call a special meeting of stockholders to be held as provided in Section 2.1 at such time as the Secretary may fix, such meeting to be held not less than 10 nor more than 60 days after the receipt of such request, and if the Secretary shall neglect or refuse to call such meeting within seven days after the receipt of such request, the stockholder making such request may do so.

At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law ("CGCL"), stockholders holding five percent (5%) or more of the outstanding shares shall have the right to call a special meeting of stockholders as set forth in Section 3.3(b) herein.

Section 2.4   Notice of Meetings.

(a)   Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of stockholders, specifying the place, if any, date and hour and purpose or purposes of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote thereat, directed to his address as it appears upon the books of the corporation;

except that where the matter to be acted on is a merger or consolidation of the corporation or a sale, lease or exchange of all or substantially all of its assets, such notice shall be given not less than 20 nor more than 60 days prior to such meeting.

(b)   If at any meeting action is proposed to be taken which, if taken, would entitle stockholders fulfilling the requirements of section 262(d) of the Delaware General Corporation Law to an appraisal of the fair value of their shares, the notice of such meeting shall contain a statement of that purpose and to that effect and shall be accompanied by a copy of that statutory section.

(c)   When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken unless the adjournment is for more than thirty days, or unless after the adjournment a new record date is fixed for the adjourned meeting, in which event a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(d)   Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, either before or after such meeting, and, to the extent permitted by law, will be waived by any stockholder by his attendance thereat, in person or by proxy. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

(e)   Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under any provision of the Delaware General Corporation Law, the certificate of incorporation or these Bylaws may be given in writing directed to the stockholder's mailing address (or by electronic transmission directed to the stockholder's electronic mail address, as applicable) as it appears on the records of the corporation and shall be given (i) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (ii) if delivered by courier service, the earlier of when the notice is received or left at such stockholder's address or (iii) if given by electronic mail, when directed to such stockholder's electronic mail address unless the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 2.4(g) of these Bylaws. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the corporation.

(f)   Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to Section 2.4(g) of these Bylaws, any notice to stockholders given by the corporation under any provision of this chapter, the certificate of incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the corporation. The corporation may give a notice by electronic mail in accordance with Section 2.4(e) of these Bylaws without obtaining the consent required by this Section 2.4(f). Notice given pursuant to this subparagraph (f) shall be deemed given: (1) if by facsimile telecommunication, when directed to a number at which the

3

stockholder has consented to receive notice; (2) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (3) if by any other form of electronic transmission, when directed to the stockholder.

(g) Notwithstanding the foregoing, a notice may not be given by an electronic transmission for and after the time that (i) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation, and (ii) such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(h) An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 2.5 Quorum and Voting.

(a) At all meetings of stockholders except where otherwise provided by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Shares, the voting of which at said meeting have been enjoined, or which for any reason cannot be lawfully voted at such meeting, shall not be counted to determine a quorum at said meeting. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly called or convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

(b) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the voting power represented at any meeting at which a quorum is present shall be valid and binding upon the corporation.

(c) Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter, and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

Section 2.6   Voting Rights.

(a)   Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two or more persons shall be voted or represented in accordance with the determination of the majority of such persons, or, if only one of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum.

(b)   Every person entitled to vote or to execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent, which proxy shall be filed with the Secretary of the corporation at or before the meeting at which it is to be used. Said proxy so appointed need not be a stockholder. No proxy shall be voted on after three (3) years from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

(c)   Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to subsection (b) of this section, the following shall constitute a valid means by which a stockholder may grant such authority:

(1)   A stockholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the stockholder or his authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(2)   A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. Such authorization can be established by the signature of the stockholder on the proxy, either in writing or by a signature stamp or facsimile signature, or by a number or symbol from which the identity of the stockholder can be determined, or by any other procedure deemed appropriate by the inspectors or other persons making the determination as to due authorization. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(d)   Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to subsection (c) of this section may be substituted or

used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 2.7   Voting Procedures and Inspectors of Elections.

(a)   If so determined by the Board of Directors, the corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

(b)   If appointed, the inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

(c)   The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

(d)   In determining the validity and counting of proxies and ballots, the inspectors (or other person making a vote determination) shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in accordance with Sections 211(e) or 212(c)(2) of the Delaware General Corporation Law, or any information provided pursuant to Section 211(a)(2)(B)(i) or (iii) thereof, ballots and the regular books and records of the corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors (or other person) consider other reliable information for the limited purpose permitted herein, they shall, at the time they make their certification pursuant to subsection (b)(v) of this section, specify the precise information considered by them including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 2.8   List of Stockholders.

The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. The corporation need not include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 2.9   Stockholder Proposals at Annual Meetings.

At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, otherwise properly brought before the meeting by or at the direction of the Board of Directors, or otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 45 days nor more than 75 days prior to the date on which the corporation first mailed its proxy materials for the previous year's annual meeting of stockholders (or the date on which the corporation mails its proxy materials for the current year if during the prior year the corporation did not hold an annual meeting or if the date of the annual meeting was changed more than 30 days from the prior year). A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in Section 2.1 and this Section 2.9, provided, however, that nothing in this Section 2.9 shall be deemed to preclude

discussion by any stockholder of any business properly brought before the annual meeting in accordance with said procedure.

The Chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of Section 2.1 and this Section 2.9, and if he should so determine he shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted.

Section 2.10   Nominations of Persons for Election to the Board of Directors.

In addition to any other applicable requirements, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board of Directors or by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 2.10. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation, not less than 45 days nor more than 75 days prior to the date on which the corporation first mailed its proxy materials for the previous year's annual meeting of stockholders (or the date on which the corporation mails its proxy materials for the current year if during the prior year the corporation did not hold an annual meeting or if the date of the annual meeting was changed more than 30 days from the prior year). Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the corporation which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Rule 14a under the Securities Exchange Act of 1934; and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder, and (ii) the class and number of shares of the corporation which are beneficially owned by the stockholder. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth herein. These provisions shall not apply to nomination of any persons entitled to be separately elected by holders of preferred stock.

Section 2.11   Action Without Meeting.

(a)   Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken are signed by the holders of outstanding stock having not less

8

than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. To be effective, a written consent must be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation in accordance with this Section. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

(b)   A telegram, cablegram or other electronic transmission consent to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder, and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if to the extent and in the manner provided by resolution of the Board of Directors of the corporation.

(c)   Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III

Directors

Section 3.1   Number and Term of Office.

The number of directors which shall constitute the whole of the Board of Directors shall be three (3). With the exception of the first Board of Directors, which shall be elected by the incorporators, and except as provided in Section 3.3 of this Article III, the directors shall be elected by a plurality vote of the shares represented in person or by proxy at the stockholders annual meeting in each year and entitled to vote on the election of directors. Elected directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 3.2   Powers.

The powers of the corporation shall be exercised, its business conducted, and its property controlled by or under the direction of the Board of Directors.

Section 3.3   Vacancies.

(a) Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and each director so elected shall hold office for the unexpired portion of the term of the director whose place shall be vacant and until his successor shall have been duly elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this section in the case of the death, removal or resignation of any director, or if the stockholders fail at any meeting of stockholders at which directors are to be elected (including any meeting referred to in Section 3.4 below) to elect the number of directors then constituting the whole Board.

(b) At any time or times that the corporation is subject to §2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then

(i) any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

(ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director shall terminate upon that election of a successor.

Section 3.4   Resignations and Removals.

(a)   Any director may resign at any time by delivering his resignation to the Secretary in writing or by electronic transmission, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

(b)   At a special meeting of stockholders called for the purpose in the manner hereinabove provided, the Board of Directors or any individual director may be removed from office, with or without cause, and a new director or directors elected by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of directors.

Section 3.5   Meetings.

(a)   The annual meeting of the Board of Directors shall be held immediately after the annual stockholders' meeting and at the place where such meeting is held or at the place announced by the Chairman at such meeting. No notice of an annual meeting of the Board of Directors shall be necessary, and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b)   Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 1.2 of Article I hereof. Regular meetings of the Board of Directors may also be held at any place, within or without the State of Delaware, which has been designated by resolutions of the Board of Directors or the written consent of all directors.

(c)   Special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board or, if there is no Chairman of the Board, by the President, or by any of the directors.

(d)   Written notice of the time and place of all regular and special meetings of the Board of Directors shall be delivered personally to each director or sent by telegram or facsimile transmission or other form of electronic transmission at least 48 hours before the start of the meeting or sent by first class mail at least 120 hours before the start of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat.

Section 3.6   Quorum and Voting.

(a)   A quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time in accordance with Section 3.1 of Article III of these Bylaws, but not less than one; provided, however, at any meeting whether a quorum be present

or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board at which a quorum is present, all questions and business shall be determined by a vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation, or these Bylaws.

(c) Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) The transactions of any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.7   Action Without Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.8   Fees and Compensation.

Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the Board of Directors.

Section 3.9   Committees.

(a) **Appointing Committees:** The Board of Directors may, by resolution passed by a majority of the whole Board, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committee, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(b) **Term:** The members of all committees of the Board of Directors shall serve a term coexistent with that of the Board of Directors which shall have appointed such committee.

The Board, subject to the provisions of subsection (a) of this Section 3.9, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee, provided that no committee shall consist of less than one member. The membership of a committee member shall terminate on the date of his death or voluntary resignation, but the Board may at any time for any reason remove any individual committee member and the Board may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee.

(c)   **Meetings:** Unless the Board of Directors shall otherwise provide, regular meetings of any committee shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter; special meetings of any committee may be held at any place which has been designated from time to time by resolution of the committee or by written consent of all members thereof, and may be called by any director who is a member of such committee upon written notice to the members of the committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time after the meeting and will be waived by any director by attendance thereat. A majority of the authorized number of members of any committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

ARTICLE IV

Officers

Section 4.1   Officers Designated.

The officers of the corporation shall be a President, a Secretary and a Treasurer. The Board of Directors or the President may also appoint a Chairman of the Board, one or more Vice-Presidents, assistant secretaries, assistant treasurers, and such other officers and agents with such powers and duties as it or he shall deem necessary. The order of the seniority of the Vice-Presidents shall be in the order of their nomination unless otherwise determined by the Board of Directors. The Board of Directors may assign such additional titles to one or more of the officers as they shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 4.2   Tenure and Duties of Officers.

(a)   **General:** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may

be filled by the Board of Directors. Nothing in these Bylaws shall be construed as creating any kind of contractual right to employment with the corporation.

(b) **Duties of the Chairman of the Board of Directors:** The Chairman of the Board of Directors (if there be such an officer appointed), when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(c) **Duties of President:** The President shall be the chief executive officer of the corporation and shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The President shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) **Duties of Vice-Presidents:** The Vice-Presidents, in the order of their seniority, may assume and perform the duties of the President in the absence or disability of the President or whenever the office of the President is vacant. The Vice-President shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) **Duties of Secretary:** The Secretary shall attend all meetings of the stockholders and of the Board of Directors and any committee thereof and shall record all acts and proceedings thereof in the minute book of the corporation, which may be maintained in either paper or electronic form. The Secretary shall give notice, in conformity with these Bylaws, of all meetings of the stockholders and of all meetings of the Board of Directors and any Committee thereof requiring notice. The Secretary shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any assistant secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each assistant secretary shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) **Duties of Treasurer:** The Treasurer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform all other duties commonly incident to his office and shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct any assistant treasurer to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each assistant treasurer shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

ARTICLE V

Execution of Corporate Instruments, and
Voting of Securities Owned by the Corporation

Section 5.1   Execution of Corporate Instruments.

(a)   The Board of Directors may in its discretion determine the method and designate the signatory officer or officers, or other person or persons, to execute any corporate instrument or document, or to sign the corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the corporation.

(b)   Unless otherwise specifically determined by the Board of Directors or otherwise required by law, formal contracts of the corporation, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board (if there be such an officer appointed) or by the President; such documents may also be executed by any Vice-President and by the Secretary or Treasurer or any assistant secretary or assistant treasurer. All other instruments and documents requiring the corporate signature but not requiring the corporate seal may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

(c)   All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

(d)   Execution of any corporate instrument may be effected in such form, either manual, facsimile or electronic signature, as may be authorized by the Board of Directors.

Section 5.2   Voting of Securities Owned by Corporation.

All stock and other securities of other corporations owned or held by the corporation for itself or for other parties in any capacity shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board (if there be such an officer appointed), or by the President, or by any Vice-President.

ARTICLE VI

Shares of Stock

Section 6.1   Form and Execution of Certificates.

The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Certificates

for the shares of stock of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by the President or any Vice-President and by the Treasurer or assistant treasurer or the Secretary or assistant secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 6.2   Lost Certificates.

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to indemnify the corporation in such manner as it shall require and/or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 6.3   Transfers.

Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a certificate or certificates for a like number of shares, properly endorsed.

Section 6.4   Fixing Record Dates.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more

than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the date on which the meeting is held. A determination of stockholders of record entitled notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b)   In order that the corporation may determine the stockholders entitled to consent to corporate action in writing or by electronic transmission without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing or by electronic transmission without a meeting, when no prior action by the Board of Directors is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent or electronic transmission setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; provided that any such electronic transmission shall satisfy the requirements of Section 2.11(b) and, unless the Board of Directors otherwise provides by resolution, no such consent by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing or by electronic transmission without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)   In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.5   Registered Stockholders.

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

Other Securities of the Corporation

All bonds, debentures and other corporate securities of the corporation, other than stock certificates, may be signed by the Chairman of the Board (if there be such an officer appointed), or the President or any Vice-President or such other person as may be authorized by the Board of Directors and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an assistant secretary, or the Treasurer or an assistant treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signature of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an assistant treasurer of the corporation, or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE VIII

Indemnification of Officers, Directors, Employees and Agents

Section 8.1   Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer,

employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding (hereinafter "Expenses"); *provided, however*, that except as to actions to enforce indemnification rights pursuant to Section 8.3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right.

Section 8.2 Authority to Advance Expenses.

Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided, however, that if required by the Delaware General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

Section 8.3 Right of Claimant to Bring Suit.

If a claim under Section 8.1 or 8.2 of this Article is not paid in full by the corporation within 90 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the

applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

Section 8.4 Provisions Nonexclusive.

The rights conferred on any person by this Article shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Certificate, agreement, or vote of the stockholders or disinterested directors is inconsistent with these Bylaws, the provision, agreement, or vote shall take precedence.

Section 8.5 Authority to Insure.

The corporation may purchase and maintain insurance to protect itself and any Agent against any Expense, whether or not the corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article.

Section 8.6 Survival of Rights.

The rights provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 8.7 Settlement of Claims.

The corporation shall not be liable to indemnify any Agent under this Article (a) for any amounts paid in settlement of any action or claim effected without the corporation's written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 8.8 Effect of Amendment.

Any amendment, repeal, or modification of this Article shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification.

Section 8.9 Subrogation.

In the event of payment under this Article, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 8.10   No Duplication of Payments.

The corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

ARTICLE IX

Notices

Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, the same shall be given either (1) in writing, timely and duly deposited in the United States Mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the corporation or its transfer agent, or (2) by a means of electronic transmission that satisfies the requirements of Sections 2.4(e), (f) and (g) of these Bylaws. Any notice required to be given to any director may be given by either of the methods hereinabove stated, except that such notice other than one which is delivered personally, shall be sent to such address or (in the case of electronic communication) such e-mail address, facsimile telephone number or other form of electronic address as such director shall have filed in writing or by electronic communication with the Secretary of the corporation, or, in the absence of such filing, to the last known post office address of such director. If no address of a stockholder or director be known, such notice may be sent to the office of the corporation required to be maintained pursuant to Section 1.2 of Article I hereof. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall be conclusive evidence of the statements therein contained. All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing and all notices given by means of electronic transmission shall be deemed to have been given as at the sending time recorded by the electronic transmission equipment operator transmitting the same. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such a stockholder or such director to receive such notice. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation, or of these Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to

21

give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

ARTICLE X

Amendments

These Bylaws may be repealed, altered or amended or new Bylaws adopted by written consent of stockholders in the manner authorized by Section 2.11 of Article II, or at any meeting of the stockholders, either annual or special, by the affirmative vote of a majority of the stock entitled to vote at such meeting, unless a larger vote is required by these Bylaws or the Certificate of Incorporation. The Board of Directors shall also have the authority to repeal, alter or amend these Bylaws or adopt new Bylaws (including, without limitation, the amendment of any Bylaws setting forth the number of directors who shall constitute the whole Board of Directors) by unanimous written consent or at any annual, regular, or special meeting by the affirmative vote of a majority of the whole number of directors, subject to the power of the stockholders to change or repeal such Bylaws and provided that the Board of Directors shall not make or alter any Bylaws fixing the qualifications, classifications, or term of office of directors.

CERTIFICATE OF SECRETARY

The undersigned, Secretary of Integrity Global Partners Inc., a Delaware corporation, hereby certifies that the foregoing is a full, true and correct copy of the Amended and Restated Bylaws of said corporation, with all amendments to date of this Certificate.

WITNESS the signature of the undersigned this __April 19_____, 2023.

Tauni Berger, Secretary

dc-1132710

Appendix 3 – Subscription Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.


INTEGRITY GLOBAL PARTNERS INC.

SAFE

(Simple Agreement for Future Equity)




THIS CERTIFIES THAT in exchange for the payment by the investor set forth on the signature page hereto (the "**Investor**") of the amount set forth on the Investor signature page hereto (the "**Purchase Amount**") on or about the date set forth on the Company signature page hereto (the "**Issuance Date**"), INTEGRITY GLOBAL PARTNERS INC., a Delaware corporation (the "**Company**"), issues to the Investor the right to certain equity of the Company, subject to the terms described below. This Safe and the accompanying signature pages may be referred to as the "**Subscription Agreement**" or this "**Agreement**".

The "**Post-Money Valuation Cap**" is $10,000,000.

The "**Discount Rate**" is 80%.

The "**Discount**" is 20%

See **Section 2** for certain additional defined terms.

1.   *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of Equity Interests equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into Equity Interests, the Investor or the Designated Lead Investor (as defined below), will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the cash purchasers of Equity Interests, with appropriate variations for the Equity Interests issued to Safe holders, including the possibility of a separate share class for SAFE holders, if applicable, with no voting rights, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating preferred stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or

Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Equity Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the Common Stock and Preferred Stock of the Company.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

● Includes all shares of Capital Stock issued and outstanding;
● Includes all Converting Securities;
● Includes all (i) issued and outstanding Options and (ii) Promised Options; and
● Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means either (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the issuance of a greater number of Equity Interests.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Designated Lead Investor**" means a purchaser of a Safe designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Section 5.

"**Direct Listing**" means the Company's initial listing of its equity (other equity not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing equity of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Equity Interests sold to new investors in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Equity Interests at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Equity Interests**" means shares of Preferred Stock of the Company; *provided* that, in the case of a conversion under Section 1(a) above, such Preferred Stock will take the form of a shadow series of shares with rights, privileges, preferences and restrictions identical in all respects to the Equity Interests issued in relevant Equity Financing, except (i) with respect to the per share liquidation preference and the initial conversion price for purposes of thereof, which shall reflect the applicable Conversion Price, (ii) the basis for any dividend rights, which shall be based on the applicable Conversion Price and (iii) with respect to changes or limitations of any other rights or preferences as may be necessary or advisable to enable the Company to comply with Regulation CF.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Capital Stock of the Company pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Equity Interests basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the lower of (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization, or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Offering Disclosure Documents**" means the Form C submitted by the Company to the SEC, together with all related attachments and disclosures thereto, which are summarized in Appendix 1 hereto.

"**Options**" includes options, restricted equity awards or purchases, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Equity Interests' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Raise Green**" means Raise Green, Inc.

"**Regulation Crowdfunding**" means Regulation Crowdfunding, pursuant to regulations as adopted by SEC under the Securities Act and the Securities Exchange Act of 1934.

"**Safe**" means an instrument containing a future right to Equity Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Unissued Option Pool**" means all Equity Interests that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3.   *Company Representations*

(a)   The Company is a C Corporation duly organized and existing under the laws of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement (subject to Section 3(d)). This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   The shares of Capital Stock issued upon conversion of this Safe, when authorized and issued in compliance with the provisions of this Agreement, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that such shares will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Interests issuable pursuant to Section 1.

4.   *Investor Representations*

(a)   The Investor has the full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes the valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and principles of equity.

(b)   The Investor is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Safe, all as described in the Offering Disclosure Documents.

(c)   The Investor (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Safe.

(d)   The Investor can bear the economic risk of the purchase of the Safe, including the total loss of the Investor's investment in the Safe, and has adequate means for the Investor's current needs and possible contingencies and has no need for liquidity in this investment.

(e)   Any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Investor anticipates no material adverse change to that condition.

(f)   All of the information the Investor has provided in this Agreement is complete, true, and correct in all material respects.

(g)   Including the Purchase Amount, in the past 12-month period the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(h)   Updates and Reliance. The Investor shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Investor in this Agreement occurring prior to the Issuance Date. The Investor understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Investor to Raise Green and in this Agreement.

5.   *Irrevocable Proxy*

(a)   The Investor hereby appoints, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) in the event of a vote, exercise the right to vote all shares of the Capital Stock issued in accordance with the terms of this instrument, in alignment with the decision of the holders who represent a majority of the Equity Interests, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 5(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 5(a) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b)   On and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the

"**CEO**"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 5(b) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)   Limited Liability

(i)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to Section 5(b) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

6.   *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor, or (ii) the Designated Lead Investor, or (iii) the

majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii) and (iii): (A) the Purchase Amount, Discount Rate, and Post-Money Valuation Cap may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "**Majority-in-interest**" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Equity Interests or other Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company equityholder or rights to vote for the election of directors or on any matter submitted to Company equityholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until equity interests have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding Common Stock (that is not payable in Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   This Safe and the rights under this Safe are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 2 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions).

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   This Safe and any and all claims and disputes arising out of or relating to this Safe shall be governed by and construed in accordance with the laws of the State of Delaware, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in California and agree that venue shall lie exclusively in San Francisco, California.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)   The Investor shall indemnify, hold harmless and defend (i) the Company, (ii) the members or other owners of the Company, (iii) Raise Green, and (iv) the other Safe holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the

"**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Investor's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Investor in this Agreement or in connection with any other Offering Disclosure Documents.

(i)   The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(j)   This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signatures Appear on Next Pages]

IN WITNESS WHEREOF, the undersigned hereby subscribe to purchase the Safe (the "Subscribed Security") and have caused this Safe to be duly executed and delivered as of the Issuance Date.

By (Signature*):   _____

Print Name: _____

Purchase Amount $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Investor's Notice Address:

Investor Name: _____

Mailing Address: _____

_____

Email: _____

Attention: _____

[Subscription Agreement -- Investor Signature Page]

The offer to purchase Subscribed Security as set forth on the Investor Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, in the Purchase Amount, as set forth on the Investor signature page, as of the Issuance Date set forth below.

By: _____

Print Name: **Cheri Sugal**_____

Title: **Chief Executive Officer**_____

Issuance Date: _____**(Close Date +1)**

[Subscription Agreement -- <u>Company Signature Page</u>]

This Subscription Agreement for the purchase of the Safe set forth above will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

Appendix 1 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in Integrity Global Partners in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 2 Restrictions on the Transfer or Sale of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the Subscribed Securities.

Within the First Year after the Purchase

During the period of one year from when the Subscribed Securities were issued, the Subscribed Securities and the Equity Interests issued upon conversion thereof (the "**Securities**") generally may not be resold, pledged or transferred unless: (1) to the issuer of the Securities; (2) to an "**accredited investor**"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "**accredited investor**" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "**member of the family of the purchaser or the equivalent**" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "**spousal equivalent**" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At any time after the Purchase

The Securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 – Offering Page

IGP RaiseGreen Launch Video Transcript

Karin Berardo: [00:00:00] Are you worried about climate change and want to make an impact? Integrity Global Partners is offering you a unique opportunity to benefit climate and nature and to support the communities most vulnerable to climate change. We are a global project development company founded by three women with unmatched expertise in designing, financing, and implementing nature based projects around the world.

Our goal is to accelerate finance flowing from the global north. to high impact nature based projects in the global south.

Cheri Sugal: We are developing a high impact project with community organizations in northern Malawi. This project will demonstrate many of the aspects of Integrity's unique ethos. And deliver reforestation, agroforestry, and clean cooking solutions to impact the lives of over 100, 000 households.[00:01:00]

Through your investment, you will have the opportunity to be part of the growth of our business, gain a window into the ways we work. and make a tangible difference in the lives of thousands.

Karin Berardo: Climate change is here now. A sustainable future begins with the choices we make today. Invest today and let's build a more climate stable future.



SAVE CHANGES

Basic Info >

Type of Security >

E-Sign Variables >

Payment Integration >

Investor Flow >

Access >

Display >

Fund Admin >

tZERO

Connect with tZero

Tokenize your offer to facilitate secondary trading

CONNECT

OFFER AUDITS
Your offer looks good to go!

‹ Back to Manage Offers

PREVIEW   < INVITE TO OFFER



TIME REMAINING
30 Days   12 Hours   47 Mins

Integrity Global Partners Inc.
Climate Impact SAFE
We catalyze financial investment into nature-based projects in the Global South

$10K
Minimum Offering Amount

$124K
Maximum Offering Amount

OVERVIEW ⑦   BUSINESS PLAN ⑦   TERMS AND FINANCIALS ⑦   DOCUMENTS ⑦   VIDEO ⑦   UPDATES

Exciting News - The Company has extended the close date to April 26th, along with a few additional updates!

Milestone Hit! Integrity Global has surpassed their minimum target goal and continues to take investments to hit their $124,000 goal!



IGP RaiseGreen Offering

00:01

Footnote: Please note, Karin has recently transitioned from her role as Chief Financial Officer. This information is provided in this footnote for clarity and to keep our video content up-to-date without extensive edits.

Why Invest Now?

- The Company links investors with the Nature-based Solutions (NbS) projects aimed at reducing and avoiding carbon emissions
- The Company closed a first round of seed funding in July 2023 and has been using this initial capital to assess a pipeline of more than 60+ potentially impactful nature-based projects in the Global South with project development partners.
- Its projects are projected to generate over 500 million tons of carbon removals and reductions over the next two decades, while also enhancing biodiversity and promoting gender equality.
- The Company has developed its own High Integrity Framework to design and develop projects to the highest standards across technical design and implementation including carbon assessments and revenue sharing arrangements with governments and communities.
- Its objective is to overcome significant market barriers, by actively connecting investors with high-integrity, nature-based initiatives, and therefore unlocking fair and equitable capital on a large scale for NbS projects worldwide.
- The Company is building a greenfield project in partnership with a community association in northern Malawi, called the Vipya Vwaza Nyika Community Association (VNCA).
- The VNCA project aims to deliver landscape-scale reforestation, agroforestry and clean cooking solutions to help meet the community needs of over 200,000 households.
- This project was selected because of its importance as a community designed and managed project, and the long-standing relationship with the community.
- The Company's founder, Cheri Sugal, brings deep financial and on-the-ground 3 decades of experience in global carbon and environmental markets in more than 65 countries.

"Scaling finance towards the expansion of nature-based solutions is a potential lifeline for the planet, a key to overcoming the climate and biodiversity crises while simultaneously improving the lives of countless millions in the Global South - we welcome all that want to join us on this journey!!"

Cheri Sugal, CEO

Spread the Word!

 

The Company

Integrity Global Partners takes action in the fight against climate change by focusing on Nature-based Solutions (NbS) and projects that represent the highest possible quality and integrity.

Its founder recognized that the market was being held back by several key issues: low-quality and low-integrity projects that extracted value away from communities and overstated climate impacts; the absence of pre-development funding to efficiently carry projects through comprehensive design and risk mitigation and deliver them into the financial markets; and a lack of financial expertise among project developers and robust technical expertise among many investors.



Figure 1. Founder of Integrity Global Partners, Cheri Sugal, in Malawi

The Company connects investors with the highest quality Nature-based Solutions (NbS) projects that reduce and avoid carbon emissions. The Company works closely with local project developers, governments and communities primarily in the Global South to ensure optimal impact for the environment and biodiversity, host countries, local communities, and for investors. Through its mission-centered approach and dedication to comprehensive risk management, technical excellence and fair financial structures, the Company aims to resolve some of the key barriers in the market and to unlock fair and equitable capital at scale for NbS projects around the world.

The Company has developed its own High Integrity Framework that is aligned with the best practices of rating agencies, carbon standard setting organizations and the Integrity Council on the Voluntary Carbon Market (ICVCM) and aims to achieve exemplary standards for transparency on revenue sharing regarding carbon baselines, technical implementation and community engagement, among other key performance indicators.

The Opportunity

Investors are eager to fund high-quality projects, but they tell us there's a shortage of investment-ready opportunities.

Globally, project developers often are unable to access upfront financing to initiative and scale projects due to perceived risks or unfavorable terms that harm community benefits. What's the root problem? An experienced team is needed to refine project design, identify and mitigate risks, and make projects investment-ready.

Integrity Global Partners (IGP) is that team. The Company works on behalf of the investors gathering information from project developers enabling them to shape up high-integrity, bankable projects that will deliver long-term value for investors, the environment, and the host countries in the Global South and local and indigenous communities.

The Company leverages a global partner hub of experts to provide best-in-class science and technology solutions to embed discrete projects into landscape level conservation and restoration. It does this while structuring financial solutions across the capital continuum – blending philanthropy, development funding, debt and equity to achieve appropriate risk adjusted returns for each stage of the project life-cycle. (Building a Capital Continuum for Nature-Positive Investments) [2].

The Company is looking to raise $124,000 in funding, to support one of the Company's greenfield projects, located in northern Malawi, and to provide a pathway to preferred equity to investors through a Simple Agreement for Future Equity (SAFE).

[1] https://about.bnef.com/blog/carbon-offset-market-could-reach-1-trillion-with-right-rules/)

[2] integrityglobalpartners.com



Community Benefit

The proceeds from this fundraising will be applied to the early phase of design and development of our landscape restoration and livelihoods project in Malawi.

The overall project is expected to include a reforestation and forest restoration component, agricultural land management, agroforestry and cookstoves component–which all can generate carbon emission reductions and removals–as well as livelihood improvement activities that will be identified during the stakeholder engagement process.

During the project planning phase the Company will ensure that the appropriate metrics are identified and baseline data measured for all of the Impact sections below. Given the current status of the project, the following metrics in each section below are expected. These metrics are indicative of what we expect to deliver in each project, subject to project scope and scale.

Community benefits for this project will be demonstrated through strong participation by representative and under-served members of the community, and adapting the overall program design to accommodate viable requests by the community. These might be measured by:

- # of community and stakeholder meetings
- # of participants in each meeting, and % representation among indicative groups
- # of women participating in stakeholder meetings
- Hours of women's labor reduced/improved through technical interventions
- Incidence of respiratory health conditions among primary cooks potentially related to smoke inhalation.
- Endorsements by each governance level within community group (Paramount Chief, Senior Chief, Traditional Authority, Sub Traditional Authority, Group Village Headman, Village Headman, Women's Group)
- Project adaptations to community needs – e.g, integrating water and/or rural electrification projects as possible based on community request.

Due to the livelihoods and cookstoves components of the projects we would expect to see some of the following key metrics.

- Significant reduction on women's time spent cooking and collecting firewood
- Improved health impacts on women and children due to reduced smoke inhalation because of clean-cooking technology
- Household nutritional diversity based on agroforestry and kitchen garden programs
- Up to 30,000 households benefiting from improved health and nutrition factors, and improved livelihoods for up to 60,000 women and girls improved.

Economic Value

Potential increases in household incomes due to increased time available for income-generating activities and reduced costs (fuelwood purchase)



- Increased household income
- Funding available for community based programs
- Potential increases in household incomes

Project area is expected to cover more than

380,000

hectares over four districts in northern Malawi

Environmental Impact

Creating positive environmental impacts is the primary driver of this project, and establishing the appropriate emissions baseline and target removal and reduction amounts are the primary focus of the technical feasibility work to be funded from proceeds.

Team



Cheri Sugal

Co-Founder & Chief Executive Officer

Cheri Sugal is a seasoned professional with over three decades of international experience, working hands-on in more than 65 countries alongside governments, corporations, NGOs, and local communities to advance conservation efforts and create emission reduction initiatives. Her previous positions included:

- Co-Founder, Chief Technical & Investment Officer at Imperative Global Group
- Head of Structured Carbon Finance at South Pole Carbon Asset Management
- Founder of Cheri Sugal Consulting, 10 years developing and advising on the design of jurisdictional and national emission reductions programs (Mexico, Cambodia, Guyana, Zambia).
- Director for Africa & Latin America at Terra Global Capital; and
- Founder & Senior Director of the $100M Global Conservation Fund at Conservation International

Press



Carbon Markets in a State of Flux – FAIS May 2023, "How to Fill the Gap of Financing Needed for Nature-Based Solution to Climate Change." May 2023. https://www.integrityglobalpartners.com/blog/carbon-markets-in-a-state-of-flux-fais-may-2023/

Risks and Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Recent Criticisms of NbS Projects and Demand for Carbon Credits

A significant portion of Company revenue is projected to come from the sale of carbon credits sold on the Voluntary Carbon Market (VCM) or directly by Governments under Article 6 provisions of the Paris Climate Accord. These two markets are both very dynamic and experiencing a fair amount of volatility that may deter buyers and depress demand.

Many projects sold on the VCM are being questioned for their integrity, primarily due to outdated technical approaches to determining the amount of carbon that has been reduced from the atmosphere as a result of the project (i.e. inflated baselines) and a lack of transparency and fairness around how revenues from these projects were being shared with host countries and local communities. Other common criticisms relate to whether projects provide truly additional benefit beyond activities that would have occurred even in the absence of the carbon mechanism (additionality), and whether buyers are taking appropriate measures to reduce their carbon footprint before they seek to buy offsets.

In addition to the VCM, new rules are emerging for host country governments to sell credits directly to national buyers under Article 6 of the Paris Agreement. The rules and policies for this market segment are still emerging through successive rounds of negotiations at the UN Conference of Parties, with increasing adaptation occurring around the world. Despite these signals, it is possible that the demand for carbon credits from the Company's projects could be inconsistent.

Change in National Carbon Regulations

The Company works in countries throughout the Global South, and frequently the national governments lack clear policies for how they will recognize, permit and manage carbon resources. A few countries have announced temporary moratoriums on the exportation of carbon credits and others have put significant royalties in place. Despite these efforts, there is always a risk that a jurisdiction could decide to establish or change its carbon regulations in a manner that could hamper future project carbon revenues.

Breach of Contract

There is a possibility that there could be a breach of contract associated with projects or subscribers. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if the project investors or off-takers of carbon credits do not make payments in a timely manner or at all). Another example might be if other third party vendors or project implementation partners could not fulfill their contracts.

Project Delay Risk

The Company is engaged in project development and activities that are subject to significant delays. These delays can stem from various factors such as the time-consuming process of permit approvals, the need for subsequent financing, and the inherent timelines associated with nature-based activities like tree and crop growth. These factors can result in substantial project delays, which are a persistent risk in such projects.

Foreign Exchange Risk

The Company is involved in investments in foreign markets and frequently deploys capital in foreign currencies. Additionally, it sometimes expects loan or equity revenues in local foreign currencies. This exposes the Company to significant foreign currency exposure. As the company anticipates earning most of its revenues through the sale of carbon credits on global carbon markets, primarily in US Dollars or Euro, this creates a substantial foreign exchange risk.

Company Restructuring Risks

The Company has concluded negotiations on several agreements and is establishing distinct boundaries for its newly developed processes. Investors should be aware of potential risks associated with deviations from the Company's plan as outlined in the Separation and Collaboration Agreement. These deviations could affect the expected outcomes and projections shared with investors.

- As of April 25th, 2024 , the Company and the newly created entity Integrity Capital Advisers have agreed with the Company's current investors to split the Company's outstanding debt as follows: $166,666.67 will remain with the Company and $333,333.33 will be transferred to Integrity Capital Advisers. While all Parties are making progress towards a simple split of the Notes, as outlined, each of the Parties still need to agree to the amended terms and there is a risk that the new Notes will have different terms than the previous ones.

- According to the current Collaboration Agreement, Integrity Capital Advisers has been established to advise investors on creation of new funds and will not support deployment of capital into specific projects. The Collaboration Agreement has a one year term. Once the Agreement expires, there is a risk that Integrity Capital Advisers could compete with the Company on development and financing of projects.
- While the creation of the two independent entities is not within a longstanding business and has now been finalized; however the process of addressing unexpected issues can still lead to distractions as each entity works to establish its own operational framework and identity.

Crowdfunding General

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Precedent Risk in Regulation Crowdfunding

Regulation Crowdfunding (Reg CF) is characterized by a rapidly evolving regulatory landscape. The lack of established precedents in this area often leads to frequent modifications, including alterations in language, commitments, and legal statutes. It is important for investors to be aware of the potential risks associated with changes in the Reg CF that could impact this investment. While the Issuer aims to communicate effectively and promptly with Investors, it is possible that both Issuers and Investors may not be aware of potential regulatory impacts to the investment.

Investment In Personnel

The Investment in a security is also an investment in the founders or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company has a clear growth and hiring plan but has yet to hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Nascent and Evolving Industry

Despite having experienced industry professionals leading the Company, the industry is still relatively nascent and experiencing a period of active market and policy change. There is also limited proof of the Company's business model and unique approach to the market as a Development Company. There is no certainty of the number or persistence of project developers nor of carbon and NbS investors interested in engaging with the Company. The Company will rely heavily on its existing network of both project developers and carbon and NbS investors and will need to continue to originate new pipeline projects and expand existing investor demand for its services to assure growth.

Limited Operating History

The Company and its pipeline of projects continue to be developed. The Company has limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on management of the Company.

Key Personnel

The success of the Company hinges on the expertise and capabilities of its board of directors, executive officers, and key employees. Critical to this success is the well-being of these individuals. Should any of them, including the Company's founders, encounter significant life events such as prolonged illness, disability, or personal loss, their performance and, consequently, the Company's future could be negatively impacted. Additionally, the Company's growth and day-to-day operations rely on attracting and retaining skilled personnel for various functions like marketing, sales, development, finance, legal, and more. However, there's a risk that the Company may face challenges in finding the right talent at the right time, or may make hiring errors. These challenges could potentially harm the Company's business prospects, financial stability, and overall operational outcomes.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition and could result in the complete loss of investment for the Investors.

Liability Prone

While the Company follows its due diligence process, it may still be involved in lawsuits, including resource access, benefits and liabilities related to projects and financing, and personnel or contract matters. Any potential lawsuit can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could slow or stop project progress or cause damage to equipment and crop plantings in projects that the Company is involved in. Of particular concern with forestry and agriculture projects are fire, drought, and flood, which may cause unexpected replacement costs and negatively impact financial returns for the Company. While appropriate insurance policies will be assessed for equipment, natural disaster (including forest fires, parametric risk for floods and hurricanes, and coral reef insurance) and sovereign risk, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project, which could lead to the Company losing investment value or being unable to raise future funding for an impacted project.

Sovereign Risk

Many of the Company's projects are anticipated to be located in countries that have relatively high levels of sovereign risk including risks related to corruption, change of law, civil unrest and economic instability. Despite the Company's efforts to mitigate these risks through discussions with government policymakers, strong legal contracts and sovereign risk insurance, these risks cannot be fully mitigated. There is always the risk that some or all of the aforementioned sovereign risks have the potential to pose adverse outcomes on the Company's projects.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions such as a recession and depression, which could reduce the demand for carbon credits from corporations due to financial pressures, could reduce public sector spending on needed policy and regulatory activities required to strengthen the carbon markets, and could lead to greater volatility in carbon pricing, among other impacts that could constrain the Company's ability to grow sales and collect project revenue from its contracts. As a result, the Company could lose existing customers and may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment for an undefined period. . Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Financial Controls for Small Companies

The Company likely does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

SAFE Risks

Indefinite or delayed conversion

The SAFEs issued in the Offering (also sometimes referred to herein as the "Securities") will convert to equity if the company raises an equity financing or may entitle the holder to a portion of Proceeds (as defined in the SAFEs) if the Company dissolves, liquidates or conducts a change of control, initial public offering, or direct listing as described in Section 1 of the SAFEs and subject to priority of recovery as described in Section 1(d) of the SAFEs. If that does not happen, the purchaser of the SAFE could own the SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering or direct listing. If neither the conversion of the Securities nor a dissolution, liquidation, change of control, initial public offering or direct listing occurs, purchasers of SAFEs in this Offering ("Investors") could be left holding the Securities in perpetuity.

Lead Investor Risk

By assigning proxy voting rights to the Designated Lead Investor while the SAFE is outstanding or to the CEO after the SAFE converts to preferred equity, Investors surrender control over their shares. This proxy arrangement introduces several risks: (i) The CEO or Designated Lead Investor may prioritize the Company's interests over those of individual Investors, which may lead to decisions that align more with the Company's strategic goals rather than maximizing investor returns, (ii) the decisions made by the proxy are final and binding, and Investors who disagree have limited options for recourse, (iii) the proxy's authority persists even in cases of death, incompetency, disability, merger, or reorganization of the investor, which is an extended control that may subject investors to decisions that might become unfavorable over time due to changes in market conditions or company strategy, (iv) Investors are obliged to indemnify the proxy against losses, except in cases of gross negligence or willful misconduct, which could impose unexpected financial burdens on Investors, particularly if the proxy makes high-risk or unprofitable decisions, (v) the Company, its shareholders, and third parties may rely on the proxy's decisions without bearing any liability, (vi) decisions by the proxy are deemed as decisions of the Investor, impacting their investment strategy and portfolio without their direct input, which can alter the risk profile and expected returns of this investment, potentially conflicting with the Investor's original objectives. See Section 5 "Irrevocable Proxy" in the Subscription Agreement for more details.

No Voting Rights

The SAFE holder has no rights to vote on any matters related to the Company while the SAFE is outstanding and the holder will not be able to vote upon any matters of the Company. The SAFE Holder will have no ability to control the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, a direct listing, or an initial public offering, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back or any additional return. SAFE holders have priority over common stock outstanding at the time of the event for a payout and on par with other SAFE holders, convertible note holders and preferred stock; once the SAFE has converted, the holder will have the same liquidation or dissolution status as the equity triggering the conversion, which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFEs may be entitled to a return of the principal amount invested. Despite such contractual provisions in the SAFEs, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event (i.e., a change of control, direct listing, or initial public offering), may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in unpredictable amounts and at unpredictable times. Such dilution may reduce the Investors' economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities or of equity securities issued upon conversion of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term or indefinite hold

The SAFE has no maturity date. Hence, the holder could be forced to hold a SAFE indefinitely. As there is no public market, and there may never be one, along with other transfer restrictions, the Investor is unlikely to be able to sell their Security. The Investor must therefore bear the economic risks of its investment for an indefinite period of time.

No right to Specific Payment; No Right to Control Dividends

Unlike a debt holder, a SAFE investor is not entitled to any specific payment. Before dividends are paid to an equity holder (including a holder of equity securities issued from the conversion of the SAFEs), the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, with no voting rights, the holder will not have any ability to influence the payment of dividends and will have only limited rights in connection with potential dividends by the Company.

Valuation Risk

There is no present market for the SAFEs and the Company has not conducted a third-party valuation to set the offering price of the SAFEs or the Post-Money Valuation Cap or Discount Price (collectively, the "Offering Price") applicable to the SAFEs. The Offering Price was not established in a competitive market thus the price has been set for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering Price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold regardless of the price. The economic terms of the SAFEs have not previously been validated by any arm's lengths transactions in which any other third-party has purchased a SAFE on such terms from

the Company prior to the Offering, and the Company may, in the future, conduct additional issuances of SAFEs on economic terms more preferable to future investors than the economic terms of the Offering.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the Investor may be unable to sell the SAFEs, and, if converted, the equity interests issued upon conversion of the SAFEs. No transfer of the SAFEs or, if converted, the equity securities issued upon conversion of the SAFEs, may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if the SAFEs are converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If the SAFEs are converted to equity interests, Rule 144, which permits the resale of certain equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the Investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the Security.

Risks Related to Minority Ownership Factors [22]

Holders of a SAFE will have no equity in the Company unless and until such SAFE is converted into preferred stock, which will only happen upon a successful close of a subsequent equity financing in which the Company sells preferred stock at a fixed valuation (an "Equity Financing"). Assuming future conversion, Investors are likely to have minority ownership positions and no voting rights.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities — The Company hopes to issue preferred shares to subsequent investors in an Equity Financing which, if it occurs while the SAFEs are outstanding, will trigger the conversion of the SAFEs to the same series of preferred shares as the Company hopes to sell in the Equity Financing, or to a "shadow series" of such preferred shares having rights identical to the preferred shares except that they will comply with Reg CF restrictions and they will be nonvoting. The Company may subsequently issue additional series of preferred shares after conversion of the SAFEs, and such preferred shares may have a liquidation preference superior to the prior series of preferred shares.

A sale of the Company or of assets of the Company — As noted in the form of the SAFE set forth in Appendix 3 (also referred to as the "Subscription Agreement"), if there is a Liquidity Event before the termination of the SAFE, the SAFE holder will automatically be entitled (subject to the liquidation priority set forth in the Subscription Agreement) to receive a portion of Proceeds (as defined in the SAFE), due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock of the Company equal to the Purchase Amount divided by the Liquidity Price (as defined in the SAFE). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. A Liquidity Event is defined as a Change of Control, a Direct Listing or an Initial Public Offering (each as defined in the SAFE). See Appendix 3 for further definitions.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the SAFE. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

BACK TO TOP